UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023.

Commission File Number: 001-40627

SOPHiA GENETICS SA

(Exact name of registrant as specified in its charter)

La Pièce 12

1180 Rolle

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 8, 2023, SOPHiA GENETICS SA (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with Cowen and Company, LLC (the “Sales Agent”), under which the Company may sell its ordinary shares from time to time, with the Sales Agent acting as agent and/or principal for the sales, using any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”). The Company has no obligation to sell any ordinary shares and may suspend sales at any time. The Sales Agreement includes the terms and conditions for the offering and sale of the ordinary shares, indemnification and contribution obligations, and other terms and conditions customary in agreements of this type. The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached to this Report on Form 6-K as Exhibit 1.1.

Ordinary shares having an aggregate offering price of up to $50,000,000 have been registered under the Securities Act pursuant to a registration statement on Form F-3 (File No. 333-266704) (the “Registration Statement”). The Company has filed with the U.S. Securities and Exchange Commission a prospectus supplement dated August 8, 2023, together with an accompanying prospectus dated August 15, 2022, relating to the offer and sale of such ordinary shares. Opinion of counsel regarding the validity of such ordinary shares is attached to this Report on Form 6-K as Exhibit 5.1 and the consent of such counsel relating to the incorporation of such opinion into the Registration Statement is attached to this Report on Form 6-K as Exhibit 23.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 1.1, 5.1 and 23.1, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-266704) of SOPHiA GENETICS SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date: August 8, 2023

	By:	/s/ Daan van Well
	Name:	Daan van Well
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Sales Agreement, dated August 8, 2023, between SOPHiA GENETICS SA and Cowen and Company, LLC
5.1	Opinion of Homburger AG
23.1	Consent of Homburger AG (included in Exhibit 5.1)